

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Roy C. Smith
President
Fuels, Inc.
P.O. Box 917
Casper, Wyoming, 82602

> **Re:** **Fuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 10, 2013**
> **File No. 333-191164**

Dear Mr. Smith:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Our Company Risk Factors, page 5

1. We reissue the first portion of prior comment one in our letter to you dated October 9, 2013. Please add the risk factor disclosure that we reference in prior comment one.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. We reissue prior comment ten in our letter dated October 9, 2013. Please obtain and file a revised report from your independent accountant that provides assurance on each of the periods for which financial statements are presented in your filing (i.e., for the fiscal years ended December 31, 2012 and 2011). Refer to Rule 2-02(a)(4) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operations, page 24

3. We reissue prior comment seven. Please revise to quantify the amount of capital necessary to meet each milestone and how you intend to raise such capital, which you reference in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Michael A. Littman